Filed Pursuant to Rule 433
Registration No. 333-190911

Entergy Corporation
$750,000,000
2.95% Senior Notes due September 1, 2026
Final Terms and Conditions
August 16, 2016

Issuer:	Entergy Corporation

Security Type:	Senior Notes (SEC Registered)

Expected Ratings(1):	Baa3 (positive outlook) by Moody’s Investors Service BBB (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	August 16, 2016

Settlement Date (T+3):	August 19, 2016

Principal Amount:	$750,000,000

Interest Rate:	2.95%

Interest Payment Dates:	March 1 and September 1 of each year

First Interest Payment Date:	March 1, 2017

Final Maturity Date:	September 1, 2026

Optional Redemption Terms:	Make-whole call at any time prior to June 1, 2026 at a discount rate of Treasury plus 25 bps and, thereafter, at par

Benchmark Treasury:	1.50% due August 15, 2026

Spread to Benchmark Treasury:	+140 bps

Benchmark Treasury Price:	99-09+

Benchmark Treasury Yield:	1.576%

Re-offer Yield:	2.976%

Price to Public:	99.775%

Net Proceeds Before Expenses:	$743,437,500

CUSIP / ISIN:	29364G AJ2 / US29364GAJ22

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BNP Paribas Securities Corp.
Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (iii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533, (v) MUFG Securities Americas Inc. toll free at 1-877-649-6848, (vi) Mizuho Securities USA Inc. toll free at 1-866-271-7403, (vii) Morgan Stanley & Co. LLC toll free at 1-866-718-1649 and (viii) Scotia Capital (USA) Inc. toll free at 1-800-372-3930.